EXHIBIT 12 (A)

SIERRA PACIFIC RESOURCES
RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
Dollars in thousands	2004	2003	2002	2001	2000
EARNINGS AS DEFINED:
Income (Loss) From Continuing Operations After Interest Charges	$35,635	$(104,160)	$(294,979)	$35,818	$(45,264)
Income Taxes	20,631	(44,207)	(161,191)	14,218	(30,193)

Income (Loss) From Continuing Operations before Income Taxes	56,266	(148,367)	(456,170)	50,036	(75,457)

Fixed Charges	333,556	388,565	299,824	243,874	209,937
Capitalized Interest	(8,587)	(5,976)	(5,270)	(2,801)	(10,634)
Preferred Stock Dividend Requirement	(6,000)	(6,000)	(6,000)	(5,692)	(5,383)

Total	$375,235	$228,222	$(167,616)	$285,417	$118,463

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$327,556	$382,565	$293,824	$238,182	$204,554
Preferred Stock Dividend Requirement	6,000	6,000	6,000	5,692	5,383

Total	$333,556	$388,565	$299,824	$243,874	$209,937

RATIO OF EARNINGS TO FIXED CHARGES	1.12			1.17

DEFICIENCY	$—	$160,343	$467,440	$—	$91,474

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

     For the purpose of calculating the ratios of earnings to fixed charges, “Fixed charges” represent the aggregate of interest charges on short-term and long-term debt, allowance for borrowed funds used during construction (AFUDC) and capitalized interest, the portion of rental expense deemed to be attributable to interest, and the pre-tax preferred stock dividend requirement of SPPC. “Earnings” represent pre-tax income (or Loss) from continuing operations before pre-tax preferred stock dividend requirement of SPPC, fixed charges and capitalized interest.